Exhibit 99.1

ImmunoPrecise Antibodies Ltd. Announces Key Board and Board Committee Chair Appointments and Second Quarter 2024 Earnings Release Call

VICTORIA, British Columbia--(BUSINESS WIRE)--November 27, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”), a leader in AI-driven biotherapeutic research and technology, is pleased to announce important Board of Director changes and upcoming financial reporting activities.

New Board Chairman

Mitch Levine joined the Board of Directors of IPA at IPA’s recent Annual General Meeting and has been appointed as Chairman of the Board, bringing a wealth of experience from the life sciences industry and financial strategy, particularly in Nasdaq market operations. As CEO and Chairman of SmartHealth Dx since 2022, Levine has focused the company’s strategy, operational efficiency, and boosted corporate value. At Oncocyte, he drove significant growth as CFO from 2017 to 2022, overseeing all financial operations of the company, managing capital raises, navigating Nasdaq complexities, and leading major acquisitions and a key licensing deal in China. His capital markets expertise was widely recognized as Founder and Managing Member of Enable Capital Management, LLC, where for 17 years they provided growth capital to small- and mid-sized public companies, many traded on Nasdaq. His background also includes a foundational role at The Shemano Group, a San Francisco-based investment bank focused on technology and life sciences sectors.

Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies, lauds Levine’s combination of life sciences and financial acumen as invaluable for IPA. His guidance is expected to be crucial for IPA's innovative growth, particularly in antibody discovery and development, and to further establish IPA as a leader in the biotech industry. “We anticipate his guidance in financial strategies and market dynamics to be a significant asset in driving IPA's innovative growth and expansion, especially as we progress our cutting-edge biotechnologies like HYFT® and LENSai™.”

Remuneration and Nomination Committee Chairman

Chris Buyse is currently the Chairman of the Remuneration and Nomination Committee, effective October 2, 2023. Mr. Buyse brings both experience with Nasdaq traded life science companies as well as pharmaceutical industry experience. He is currently a Board member and Chairman of the Audit Committee of Inventiva SA, a dual-listed company on Euronext Paris and Nasdaq, and a board member and member of the Audit Committee of Hyloris Pharmaceuticals, a company listed on Euronext Brussels.

New Audit Committee Chairman

Additionally, IPA is pleased to announce the appointment of Dirk Witters as the new Chairman of the Audit Committee, effective November 15, 2023. Mr. Witters brings a strong background in finance and auditing, having previously served as executive partner in a corporate finance boutique and was advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm focused on healthcare therapeutics and medical devices, where he assisted with the capital raise of the second investment fund. Mr. Witters also spent 20+ years with KBC Group’s Corporate and Investment Banking division where he gained experience in business development, strategy execution, advisory and corporate finance. The appointment of Mr. Witters as Chairman of IPA’s Audit Committee underscores IPA's commitment to maintaining the highest standards of financial oversight and corporate governance.

"We at IPA are thrilled to embark on this exciting new chapter with the support of our shareholders and stakeholders, guided by our esteemed leadership team. The appointment of Mitch Levine as our Chairman, along with Chris Buyse as Chairman of the Remuneration and Nomination Committee, and Dirk Witters as the new Chairman of the Audit Committee, marks a significant milestone for our company, stated Dr. Bath.” Their combined expertise in the life sciences sector, financial strategy, and corporate governance, especially in Nasdaq-listed environments, not only reflects the strong backing we have from our shareholders but also reinforces our commitment to excellence and innovation in biotechnology. We believe that their leadership and insights will be instrumental in steering IPA towards groundbreaking advancements and sustained growth in the industry."

Upcoming Second Quarter 2023 Earnings Release Call

IPA will host a conference call to discuss its quarterly results and recent business highlights for second quarter fiscal year 2024, on Thursday, December 14, 2023, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call. Investors, analysts, and other stakeholders are invited to participate in the conference call, during which IPA's senior leadership will discuss the financial results and provide insights into the company's performance and future outlook.

Title: IPA Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2024
Event Date: December 14, 2023
Event Time: 10:30 ET
Webcast URL: https://events.q4inc.com/attendee/905281713

Participant Details
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289
Conference ID: 9236374

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the future expectations for IPA, including expectations regarding IPA achieving groundbreaking advancements and sustained growth in the industry. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@ipatherapeutics.com